May 17, 2019

Yaniv Sarig
President and Chief Executive Officer
Mohawk Group Holdings, Inc.
37 East 18th Street, 7th Floor
New York, NY 10003

       Re: Mohawk Group Holdings, Inc.
           Registration Statement on Form S-1
           Filed May 10, 2019
           File No. 333-231381

Dear Mr. Sarig:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Our references to prior comments are to comments in our April 26, 2019 letter.

Form S-1 Filed May 10, 2019

Risks associated with the suppliers from whom our products are sourced could materially adversely affect our financial performance..., page 29

1. We note your disclosure that several of your products, including your dehumidifier line of products, are now subject to import tariffs from China of up to 25%. Please discuss in more detail the impact of this development in your management's discussion and analysis.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Quarterly Results of Operations, page 78

2. Please update your discussion for the most recently completed quarter ended May 31,
       2019.
 Yaniv Sarig
Mohawk Group Holdings, Inc.
May 17, 2019
Page 2
2019 Equity Plan and Former Transaction Bonus Plan , page 89

3. We note your response to our prior comment 4. Please disclose the total compensation expense that you expect to incur over the 2 year vesting period of the 9,461,538 shares of restricted stock that were issued to replace the former Participation Units following the effectiveness of the IPO.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365, or
Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Greg
Dundas, Staff Attorney, at (202) 551-3436 or Kathleen Krebs, Special Counsel, at (202) 551-
3350 with any other questions.



FirstName LastNameYaniv Sarig                                 Sincerely,
Comapany NameMohawk Group Holdings, Inc.
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May 17, 2019 Page 2                                           Office of
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